UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Rule 13d-101
Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 5)

                           NEXUS TELOCATION SYSTEMS LTD.
 (Name of Issuer)

            ORDINARY SHARES, PAR VALUE NIS 0.03 PER SHARE
 (Title of Class of Securities)

                                                      M74919107
(CUSIP Number)

Doron Feinberg, Adv. Clal Industries and Investments Ltd. 3 Azrieli Center, Triangle Tower Tel Aviv, 67023 Tel: 972-3-6075795 Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                   June 27, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. M74919107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Clal Industries and Technologies (1997) Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	☒ ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M74919107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Clal Industries and Investments Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,223,176 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,223,176 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,223,176 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.72%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M74919107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Development Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,193,320 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,193,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,193,320 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.92%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M74919107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Holding Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,193,320 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,193,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,193,320 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.92%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M74919107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Nochi Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,193,320 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,193,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,193,320 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.92%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M74919107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Shelly Bergman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,193,320 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,193,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,193,320 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.92%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M74919107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Avraham Livnat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,193,320 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,193,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,193,320 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.92%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M74919107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Ruth Manor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,193,320 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,193,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,193,320 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.92%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 5 amends Items 2, 3, 5 and 6 of the Statement on Schedule 13D, as amended, previously filed by the Reporting Persons with the Securities and Exchange Commission with respect to the ordinary shares, par value New Israeli Shekel 0.03 per share, of Nexus Telocations Systems Ltd. (the "Statement"). Unless otherwise defined in this Amendment No. 5 to Schedule 13D, capitalized terms have the meanings given to them in the Statement previously filed.

Item 2. Identity and Background

(a), (b) and (c):The Reporting Persons.

Clal Technologies ceased to be a Reporting Person (see Item 3 below).

Clal Information Technologies Ltd. ("Clal Information") is an Israeli corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Information is a holding company whose principal holdings are in the information and technology sectors. Clal Information owned directly 17,744,277 Ordinary Shares of the Issuer (which number of shares includes 5,909,419 additional shares of the Issuer which Clal Information may purchase pursuant to a Warrant) and on July 1st sold all the Ordinary Shares of the Issuer owned by it, to IDB Development. As of June 27, 2004, IDB Development owned all the outstanding shares of Clal Information (see Item 3 below).

The address of Nochi Dankner is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is businessman, the chairman and chief executive officer of IDB Holding and chairman of IDB Development and Clal Industries.

As of July 25, 2004:

Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 45% and 13% respectively of the outstanding shares of, and control, Ganden Holdings. Pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting in the aggregate up to 9% of the outstanding shares of such corporation at the time this option will be exercised for the last time. Also, Nochi Dankner granted to three of Ganden Holdings' other shareholders, owning approximately 12% in the aggregate, a tag along right to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and one of such shareholders agreed to vote all its shares of Ganden Holdings, constituting approximately 2% of Ganden Holdings' outstanding shares, in accordance with Nochi Dankner's instructions.

In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, another private Israeli corporation which is controlled by them through Ganden Holdings owned approximately 0.17% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 4.92% of the outstanding shares of IDB Holding.

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned approximately 0.04% of the outstanding shares of IDB Holding.

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned approximately 0.04% of the outstanding shares of IDB Holding.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Clal Industries, (ii) Clal Technologies, (iii) IDB Holding and (iv) IDB Development are set forth in Exhibits A, B, C and D attached hereto, respectively, and incorporated herein by reference.

(d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C and D to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C and D to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

(1) On November 30, 2003, Clal Technologies sold 134,971 Ordinary Shares of the Issuer, constituting all the Ordinary Shares of the Issuer owned by it, to Clal Industries at price of $0.28 per share in a privately negotiated transaction. Clal Industries used its own funds to pay for such Ordinary Shares. As of November 30, 2003, Clal Technologies no longer held beneficially or of record, Ordinary Shares of the Issuer. As a result of such sale, Clal Technologies ceased to be a Reporting Person.

(2) On June 27, 2004, Clal Information acquired an aggregate of 11,834,858 Ordinary Shares of the Issuer plus a warrant (the "Warrant") to acquired up to an additional 5,909,419 ordinary shares of the Issuer (the "Warrant Shares") at an exercise price of $0.044 per share, subject to adjustment as provided in the Warrant, which may be exercised at any time from June 27, 2004, through April 6, 2006. Clal Information acquired such Ordinary Shares and the Warrant as a result of the closing of a Share Exchange Agreement dated April 25, 2004 among the Issuer and the shareholders of Pointer (Eden Telecom Group) Ltd. ("Pointer"), including Clal Information, pursuant to which the Issuer purchased 100% of the issued share capital of Pointer in exchange for shares and warrants of the Issuer. The Share Exchange Agreement and the Warrant are attached as exhibits 14 and 15 and incorporated herein by reference.

(3) On July 1st, 2004, Clal Information sold all the Ordinary Shares of the Issuer owned by it (11,834,858 Ordinary Shares of the Issuer plus a warrant to acquired up to an additional 5,909,419 ordinary shares of the Issuer), to IDB Development at price of $0.15 per share and $0.12 per Warrant Share in a privately negotiated transaction. IDB Development used its own funds to pay for such Ordinary Shares.

Item 5. Interest in Securities of the Issuer

As of July 1st, 2004:

Clal Industries was the direct owner of 1,223,176 Ordinary Shares of the Issuer or approximately 0.72% of the outstanding Ordinary Shares. Clal Industries shares the power to vote and dispose of these Ordinary Shares.

IDB Development was the direct owner of 17,970,144 Ordinary Shares of the Issuer (which number of shares includes 5,909,419 additional shares of the Issuer which IDB Development may purchase pursuant to a Warrant). As a result of IDB Development's ownership of Clal Industries, IDB Development may be deemed the beneficial owner of, and to share the power to vote and dispose of, a total 19,193,320 Ordinary Shares of the Issuer (which number of shares includes 5,909,419 additional shares of the Issuer which IDB Development may purchase pursuant to a Warrant), constituting approximately 10.92% of the Ordinary Shares of the Issuer.

IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of the 19,193,320 Ordinary Shares of the Issuer (which number of shares includes 5,909,419 additional shares of the Issuer which IDB Development may purchase pursuant to a Warrant), held by Clal Industries and IDB Development, or approximately 10.92% of the outstanding Ordinary Shares.

The Issuer advised the Reporting Persons that there were 169,831,941 Ordinary Shares outstanding as of June 27, 2004. The percentages of Ordinary Shares outstanding set forth above in this Section are based on 175,741,360 Ordinary Shares, consisting of the 169,831,941 Ordinary Shares outstanding and the 5,909,419 Ordinary Shares issuable upon exercise of the Warrant.

Item 6.  Contracts, Arrangements, Understandings or
               Relationship with Respect to Securities of the Issuer

Clal Information is a party to a Share Exchange Agreement dated April 25, 2004 among the Issuer and the shareholders of Pointer (Eden Telecom Group) Ltd. ("Pointer"), including Clal Information, pursuant to which the Issuer purchased 100% of the issued share capital of Pointer in exchange for shares and warrants of the Issuer, pursuant to which the controlling shareholder of the Issuer, DBSI Investments Ltd. ("DBSI") agreed to grant to each of the shareholders of Pointer, for a period ending on June 26, 2006, a tag along right in connection with any and all sales of its shares of the Issuer, which reduce, in the aggregate, DBSI's holdings in the Issuer, on a fully diluted basis, to below 50% of its holding of the Issuer.

Item 7.  Material to be filed as Exhibits
Exhibits A, B, C and D	Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (A) Clal Industries (B) Clal Technologies (C) IDB Holding (D) IDB Development.

Exhibit 14-	Share Exchange Agreement dated April 25, 2004 between Clal Information and the other shareholders of Pointer (Eden Telecom Group) Ltd. and Nexus Telocation Systems Ltd.

Exhibit 15-	Warrant dated June 27, 2004 between Clal Information and the Issuer to purchase up to an aggregate of 5,909,419 Ordinary Shares of the Issuer.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: as of September 27, 2004

CLAL INDUSTRIES AND TECHNOLOGIES (1997) LTD. CLAL INDUSTRIES AND INVESTMENTS LTD. IDB DEVELOPMENT CORPORATION LTD. IDB HOLDING CORPORATION LTD. NOCHI DANKNER SHELLY BERGMAN AVRAHAM LIVNAT RUTH MANOR

By:	IDB HOLDING CORPORATION LTD.
By:/s/Hemda Amitai and Arthur Caplan

Hemda Amitai and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd. for itself and on behalf of Clal Industries and Investments Ltd., Clal Industries and Technologies (1997) Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed to Amendment No. 4 to Schedule 13D as exhibits 5-11, as filed.

Exhibit A
(Information provided as of September 1, 2004 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
Clal Industries and Investments Ltd.
Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation

Nochi Dankner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chairman of the Board

Chairman and Chief Executive Officer of IDB Holding Corporation Ltd.; Chairman of IDB Development Corporation Ltd., Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd.; Director of companies.

Shelly Bergman 12 Recanati St, Ramat-Aviv Gimel Tel-Aviv 69494, Israel	Director	Director of Companies.

Shay Livnat 26 Shalva St, Herzlia Pituach, Israel	Director	Chief Executive Officer of Zoe Holdings Ltd.

Avi Fischer 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and Co-Chief Executive Officer	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Isaac Manor* 26 Hagderot St. Savion, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.

Dori Manor* 18 Hareches St. Savion, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.

Lior Hannes 3 Azrieli Center, Triangular Tower, Israel	Director	Executive Vice President of IDB Development; Chairman of Clal Tourism Ltd.

Refael Bisker 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Chairman of Property and Building Corporation Ltd.; Chairman and Director of Companies.

Darko Horvat** 20 Kensington Park Gardens, London W113HD, UK	Director	Founder, owner and president of Aktiva group.

Mark Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Chairman & Chief Executive Officer of UKI Investments.

Yecheskel Dovrat 1 Nachshon St. Ramat Hasharon, Israel	Director	Economical consultant & Director of companies

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

David Leviatan 18 Mendele Street Herzelia, Israel	Director	Director of Companies

Nachum Langental 3a Jabotinski Street, Ramat Gan, Israel	External Director	Director of Companies

Aliza Rotbard 6, Rosenblum Street; #6101 Sea & Sun Tel Aviv, Israel	External Director	Chief Executive Officer of DOORS Information Systems, Inc.

Zvi Livnat 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Co-Chief Executive Officer	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Azri Gonen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President	Executive Vice President of Clal Industries and Investments Ltd.

Nitsa Einan 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President and General Counsel	General Counsel of Clal Industries and Investments Ltd.

Gil Milner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President and Comproller	Comptroller of Clal Industries and Investments Ltd.

Gonen Bieber **** 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President of Finance Manager	Finance Manager of Clal Industries and Investments Ltd.

Guy Rosen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Special Assistant to the CEO	Special Assistant to the CEO of Clal Industries and Investments Ltd.

Boaz Simons 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Special Assistant to the CEO	Special Assistant to the CEO of Clal Industries and Investments Ltd.

Tamar Manor 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chief Technology Officer	Chief Technology Officer of Clal Industries and Investments Ltd.

*	Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France
**	Mr Darko Horvat is a citizen of Slovenia
***	Mr. Mark Schimmel is a citizen of Great Britain
****	Mr. Bieber is a dual citizen of Israel and the Republic of Germany.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit B

(Information provided as of September 1, 2004 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
Clal Industries and Technologies (1997) Ltd.:
Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation

Gil Milner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Comptroller of Clal Industries and Investments Ltd.

Gonen Bieber * 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Finance Manager of Clal Industries and Investments Ltd.

*   Mr. Bieber is a dual citizen of Israel and the Republic of Germany.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit C

(Information provided as of September 1, 2004 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers, Directors and Persons Controlling
IDB Holding Corporation Ltd.
Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation

Nochi Dankner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chairman and Chief Executive Officer

Chairman and Chief Executive Officer of IDB Holding Corporation Ltd.; Chairman of IDB Development Corporation Ltd., Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd.; Director of companies.

Isaac Manor* 26 Hagderot St. Savion, Israel	Deputy Chairman	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.

Shaul Ben-Zeev Taavura Junction, P.O.Box 320 Ramla 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Shelly Bergman 12 Recanati St, Ramat Aviv Gimel Tel Aviv, Israel	Director	Director of Companies.

Refael Bisker 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Chairman of Property and Building Corporation Ltd.; Chairman and Director of Companies.

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Daniel Doron 16 Levy Eshkol St., Tel Aviv, Israel	Independent Director	Business Consultant.

Rolando Eisen 2A Geiger Street Neveh Avivim, Tel Aviv, Israel	Independent Director	Director of Companies.

Lior Hannes 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Executive Vice President of IDB Development; Chairman of Clal Tourism Ltd.

Darko Horvat** 20 Kensington Park Gardens, London W113HD, UK	Director	Founder, Owner and President of Aktiva Group.

Shmuel Lachman Kehilat Zitomeer 9A Tel Aviv, Israel	Independent Director	Information Technology Consultant.

Zvi Livnat 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and Executive Vice President	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Dori Manor* 18 Hareches St. Savion, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne 14 Aluf Simhony Street Jerusalem, Israel	Director	Attorney.

Jacob Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Chairman & Chief Executive Officer of UKI Investments

Avi Fischer 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Zehavit Joseph**** 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chief Financial Officer	Chief Financial Officer of IDB Holding Corporation Ltd.; Executive Vice President and Chief Financial Officer of IDB Development Corporation Ltd.

Haim Tabouch 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

*	Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France
**	Mr. Darko Horvat is a citizen of Slovenia
***	Mr. Jacob Schimmel is a citizen of Great Britain
****	Ms. Joseph is a dual citizen of Israel and the United States.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit D

(Information provided as of September 1, 2004 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
IDB Development Corporation Ltd.
Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
(citizenship is Israel, unless otherwise noted)

Name and Address	Position	Principal Occupation

Nochi Dankner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chairman

Chairman and Chief Executive Officer of IDB Holding Corporation Ltd.; Chairman of IDB Development Corporation Ltd., Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd.; Director of companies.

Avi Fischer 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Deputy Chairman	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Zvi Livnat 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Deputy Chairman	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Abraham Ben Joseph 87 Haim Levanon St., Tel Aviv, Israel	Director	Director of Companies.

Shelly Bergman 12 Recanati St, Ramat Aviv Gimel Tel Aviv, Israel	Director	Director of Companies.

Refael Bisker 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Chairman of Property and Building Corporation Ltd.; Chairman and Director of Companies.

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and Chief Executive Officer	Chief Executive Officer of IDB Development Corporation Ltd.

Darko Horvat* 20 Kensington Park Gardens, London W113HD, UK	Director	Founder, Owner and President of Aktiva group.

Shay Livnat 26 Shalva St., Herzliah Pituach, Israel	Director	President of Zoe Holdings Ltd.

Dori Manor** 18 Hareches St., Savion, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.

Isaac Manor** 26 Hagderot St., Savion, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.

Rami (Avraham) Mardor 33 Haoranim St., Kfar Shmariyahu, Israel	Independent Director	Director of Companies.

Jacob Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Chairman & Chief Executive Officer of UKI Investments.

Lior Hannes 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President	Executive Vice President of IDB Development Corporation Ltd.; Chairman of Clal Tourism Ltd.

Zehavit Joseph**** 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President and Chief Financial Officer	Chief Financial Officer of IDB Holding Corporation Ltd.; Executive Vice President and Chief Financial Officer of IDB Development Corporation Ltd.

Daniel Vaknin 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President	Executive Vice President of IDB Development Corporation Ltd.

Avi Shani 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development Corporation Ltd.

Ari Raved 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President	Vice President of IDB Development Corporation Ltd.

Ruti Sapan 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President, Management Resources	Vice President, Management Resources of IDB Development Corporation Ltd.

Haim Tabouch 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

*	Mr Darko Horvat is a citizen of Slovenia
**	Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France
***	Mr. Jacob Schimmel is a citizen of Great Britain
****	Ms. Joseph is a dual citizen of Israel and the United States.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit 14

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT, made and entered into as of this 25 day of April, 2004 by and among Nexus Telocation Systems Ltd. a public company incorporated under the laws of the State of Israel whose registration number with the Registrar of Companies is 52-004147-6 (the "Buyer"), and shareholders of Pointer (Eden Telecom Group SP.) Ltd., a private company incorporated under the laws of the State of Israel whose registration number with the Registrar of Companies is 51-176783-2 (the "Company"), as listed in Annex A (collectively the "Sellers"). All references to the term "Sellers" shall include each of the Sellers, severally and not jointly.

W I T N E S S E T H:

WHEREAS, the Sellers own the shares of the Company as set forth on Annex A attached hereto (the "Shares"), constituting 100% of the issued share capital of the Company, including the Company shares held by the Buyer; and

WHEREAS, the parties hereto desire that the Shares be exchanged for such number of ordinary shares of the Buyer, par value NIS 0.03, as detailed in Annex A ("Buyer Shares") and warrants to purchase shares of the Buyer ("Warrants"), on the terms and conditions set forth herein; and

WHEREAS, certain of the Sellers wish to assign to the Buyer loans provided to the Company by such relevant Sellers and the Buyer wishes to have such loans assigned to it, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and upon the terms and subject to the conditions hereinafter set forth, the parties do hereby agree as follows:

ARTICLE I

TERMS OF EXCHANGE

1.1 Exchange of Shares. On the Closing Date, (i) each of the Sellers shall sell, transfer, assign and deliver to Buyer all of its respective number of shares out of the Shares; (ii) As full and complete consideration for the Shares, the Buyer shall issue and sell to the Sellers number of Buyer Shares and Warrants as set forth beside each of the Sellers names on Annex A attached hereto. A form of the warrant to be granted to each of the Sellers is attached hereto as Annex B. At the Closing, each of the Sellers shall deliver to Buyer duly executed share transfer deeds, and Buyer shall issue to each of the Sellers the number of shares of the Buyer Shares and Warrants as set forth on Annex A. Share certificates in respect of the Buyer Shares will be distributed to the Sellers within fourteen days from the date of the Closing.

1.2 Capital Notes. Prior to the Closing each of the Sellers shall assign to the Buyer, for no consideration, all capital notes issued to such Seller by the Company (the "Capital Notes"), a form of the Capital Notes assignment is attached hereto as Annex C.

1.3 Assignment of Loans. On the Closing Date those Sellers that provided the Company with loans will assign these loans (the "Loans") to the Buyer for consideration of shares of the Buyer at a price per share of $0.50, to be issued by the Buyer to the Seller. Annex A hereto details the shares of the Buyer to be issued in respect of the Loans assignments (the "Loan Shares"). Copies of the Loans assignment agreements are attached hereto as Annex D.

1.4 Indemnification for Guarantees. On the Closing Date the Buyer will provide those Sellers (the "Guarantee Sellers") that provided the Company with guarantees (the "Guarantees") with an indemnification letter pursuant to which it shall undertake to indemnify such Sellers in the event the banks shall exercise the Guarantees provided by them, for consideration of Buyer Shares at a price per Buyer Share of $0.50, to be paid by such Seller to the Buyer. A form of the indemnification letter is attached hereto as Annex E. The payment of the Sellers to the Buyer shall be by way of deduction of such number of Buyer Shares from the total amount of Buyer Shares due to such Seller. Annex A hereto details the number of Buyer Shares to be deducted from each of the Guarantee Sellers (the "Guarantee Shares"). It is hereby agreed that Buyer shall furnish the Guarantee Sellers with confirmation letter from the Bank, stating that the Guarantees shall be against specific loans only, and that such loans repayment shall be in accordance with the repayment schedule, as specified in article 1.7.2 (v) hereof. The confirmed repayment schedule and release of Guarantees against such payment shall become part of this Agreement and will be attached to it as Annex J. In order to secure the Buyer's undertakings to repay the loans in accordance with the repayment schedule and release the Guarantee Sellers from the Guarantees, above detailed, the Buyer shall issue to the Guarantee Sellers, with no further consideration, options to purchase Ordinary Shares of the Buyer in an amount equal to the number of Guarantee Shares. These options shall be exercisable, for their nominal value, in whole or in part, as applicable, in the event the Buyer shall not comply with its obligation to repay the loans and release the Guarantees in accordance with the repayment schedule, above detailed. Upon repayment of the loans and cancellation of the Guarantees in accordance with the repayment schedule the applicable number of options subject thereto shall become null and void.

1.5 Exchange of Options to purchase Shares. Each of the Company's employees listed on Annex F shall transfer its Options to purchase Shares in the Company to the Buyer, in exchange for the number of Buyer's Options to purchase Buyer's Shares as set forth beside each of their names on Annex F attached hereto. Annex F includes all options granted to employees of the Company as of the date hereof plus options to purchase an additional 1,605 Ordinary Shares of the Company to be granted to the employees of the Company prior to the Closing Date, at an exercise price per share equal to the current exercise price of the options held by the Company's employees and shall be fully vested as of the date of grant. The Company's employees shall waive all rights to which they may have been entitled in respect of any warrant or option to purchase shares of the Company. The options to be granted to the Company's employees shall be fully vested at an exercise price per share as detailed in Annex F.

Transfer and exchange of the Options shall be pre-conditioned upon receipt from the Income Tax Authorities of a pre-ruling that such exchange of Options to purchase Shares is not subject to immediate payment of taxes and that the Buyer's Options of the employees shall be considered as if granted under the amended section 102 to the Income Tax Ordinance.

Annex F shall be comprised of the consents of the Company's employees to the exchange of options in the manner above and waiver of any rights relating to the entitlement to warrants or options to purchase shares of the Company.

1.6 The Closing. The consummation of the exchange contemplated under sections 1.1 - 1.5 hereof in this Agreement (the "Closing") shall take place at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel at 10:00 a.m. on __________, 2004, or at such other time and location as the parties shall agree.

1.7 Transaction at Closing.    At the Closing, after counterparts of this Agreement have been executed and delivered by all Parties, each of the following transactions shall occur, (or shall previously occurred) which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

1.7.1 The Sellers shall deliver, or shall cause the Company to deliver, to the Buyer the following documents:

(i) Share Transfer Deeds in respect of all the Shares of the Company owned by the Sellers.

(ii) Approval of the Board of Directors of the Company to the transfer of the Shares.

  The resignation of the directors of the Company.

  Approval of the Income Tax Authorities to the exchange of the options of the Company's employees;

1.7.2 The Buyer shall deliver to the Sellers the following documents:

  Resolutions of the Shareholders Meeting of the Buyer to increase the share capital of the Buyer and resolutions of the Buyer's Board of Directors approving the execution and performance of this Agreement including the issuance of the Buyer Shares, Warrants and Loan Shares and any other required corporate approvals according to US and Israeli law.

(ii) Approval of the Office of the Chief Scientist and Investment Center.

  Approval of the Anti-Trust Controller, if required.

  Approval of Ministry of Communications as required under the Company's license.

  Approval of Bank Ha'Poalim B.M. to specify the Guarantees to specific loans and to cancel the Guarantees in accordance with an agreed upon repayment schedule of such loans.

1.7.3 The Buyer shall deliver to each of the Sellers its respective share certificate in connection with the Buyer Shares within fourteen days from the Closing.

      DBSI Investments Ltd. ("DBSI"), the controlling shareholder of the Buyer, shall grant to each of the Sellers, for a period of 24 months from the Closing, a tag along right in connection with any and all sale/s of its shares of the Buyer, during such period, which reduce, in the aggregate, DBSI's holdings in the Buyer, on a fully diluted basis, to below 50% of its percentage holdings of the Buyer, on a fully diluted basis, immediately following the Closing. This right shall be pro-rata among such Sellers that utilize such right and DBSI, in proportion to their holdings in the Buyer at the date of exercise of this right. A form of the agreement to be entered into between DBSI and the Sellers is attached hereto as Annex G.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each of the Sellers, severally, and not jointly, hereby represents and warrants as of the date hereof as follows:

2.1 Execution and Delivery. Each of the Sellers represents with respect to itself, that upon Closing, this Agreement shall have been duly executed and delivered on behalf of itself and constitutes the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

2.2 Authorization. Each of the Sellers represents with respect to itself that all actions on the part of such Seller necessary for authorization, execution, delivery, and performance by it of this Agreement, have been duly taken and this Agreement is such Seller's legal, valid, and binding obligation, enforceable with respect to the Buyer in accordance with its terms. The authorization, execution, delivery, and performance by such Seller of this Agreement do not require the approval or consent of third party or governmental agency except the approval of the Anti-Trust Controller.

2.3 Title to Shares. Each of the Sellers' Shares of the Company transferred to the Buyer, are duly authorized, validly issued, fully paid, and non assessable, and free and clear of liens, security interests, pledges, charges and encumbrances.

    Investment Intent. Each of the Sellers is acquiring the Buyer Shares, Warrants and Loan Shares solely for their own account and not with a view to a sale or distribution thereof in violation of any securities laws.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

3.1 Corporate Existence of Buyer, etc. The Buyer is a company duly registered and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to own or lease and operate its properties and to carry on its business as presently conducted. The shares of the Buyer are traded on the OTC Bulletin Board under the symbol NXUS.OB. Upon Closing, this Agreement shall have been duly executed and delivered on behalf of the Buyer and constitutes the valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

3.2 Capitalization. The authorized capitalization of the Buyer on the date hereof is 6,000,000 NIS divided to 200,000,000 ordinary shares, par value NIS 0.03 each. 120,717,480 ordinary shares are outstanding on the date hereof. Prior to the Closing the share capital of the Buyer shall be increased to 12,000,000 NIS divided into 400,000,000 Ordinary Shares, par value NIS 0.03. All of the outstanding ordinary shares have been validly issued and are fully paid and non-assessable with no personal liability attaching to the ownership thereof. There are no outstanding or enforceable subscriptions, calls or convertible securities other than the outstanding options and warrants issued which are described on Annex H.

3.3 Buyer Shares, Warrants and Loan Shares. The Buyer Shares, Warrants and Loan Shares which will be issued to the Sellers, will be duly authorized, validly issued, fully paid, and non assessable. The Sellers will have good and marketable title to the Buyer Shares, Warrants and Loan Shares free and clear of all liens, security interests, pledges, charges, encumbrances.

3.4 Authorization. All actions on the part of the Buyer necessary for authorization, signature, delivery, and performance by it of this Agreement, has been duly taken and this Agreement is its legal, valid, and binding obligation, enforceable as to the Buyer in accordance with its terms. The authorization, execution, delivery, and performance by the Buyer of this Agreement does not require the approval or consent of third party or governmental agency except the approval of the Chief Scientist, Investment Center, Anti-Trust Controller and Ministry of Communication which shall be handled by the Buyer and which shall approach such entities no later than ten days from the execution of this Agreement.

3.5 Public Company. The shares of the Buyer are publicly traded and the Buyer undertakes to make its best efforts, relating to matters under its control, to keep its shares publicly traded for a period of at least 24 months from the Closing Date.

3.6 No Additional Representations. The Buyer is familiar with the Company, its property, its obligations and its activities. Buyer is, thus, purchasing the Shares "AS IS", without having relied upon any representations and/or warranties by the Seller, except those representations and warrants specifically indicated herein.

3.7 Immediately following the Closing, the capitalization table of the Buyer, on a fully diluted basis, will be as reflected in Annex I hereto.

ARTICLE IV

CERTAIN COVENANTS OF THE PARTIES

The Sellers, on the one hand, and Buyer, on the other hand, hereby covenant to and agree with each other as follows:

4.1 Conduct of Business. Between the date hereof and the Closing Date:

(a) Sellers will cause the Company to (i) operate its businesses only in the ordinary course; (ii) use its best efforts to preserve the business organization of the Company as a whole intact; (iii) continue all of the insurance policies in full force and effect; (iv) use its best efforts to keep available until the Closing Date the services of their present officers and key employees; (v) pay its accounts payable and all other obligations in the ordinary course of business; and (vi) use its best efforts to preserve its relationships with its material lenders, suppliers, customers, licensors and licensees and others having material business dealings with it such that the business will not be impaired; and

(b) Sellers will cause the Company not to (i) make any change in its Memorandum and/or Articles of Association or similar charter documents; (ii) make any change in its issued or outstanding share capital, or issue any warrant, option or other right to purchase shares of its share capital or any security convertible into shares of its share capital, or redeem, purchase or otherwise acquire any shares of its share capital; (iii) voluntarily incur or assume, whether directly or by way of guarantee or otherwise, any obligation or liability, except obligations and liabilities incurred in the ordinary course of business; (iv) sell or transfer any part of its assets, property or rights, or cancel any material debts or claims; (v) amend or terminate any Company contract or any permit to which it is a party, except in the ordinary course of business pursuant to the terms of such Agreement; (vi) make any change in any Company benefit plans; (vii) make any changes in the accounting methods, principles or practices employed by it, except as required by generally accepted accounting principles; (viii) make any capital expenditure or enter into any commitment therefor; (ix) incur any debt or make any borrowings, or enter into any commitment therefor; or (x) enter into any other agreement, course of action or transaction material to the Company except in the ordinary course of business.

4.2 Undertakings. Sellers and Buyer will use their best efforts, and will cooperate with one another, to secure all necessary consents, approvals, authorizations and exemptions from governmental agencies as shall be required in order to enable Sellers and Buyer to effect the transactions contemplated hereby in accordance with the terms and conditions hereof.

4.3 Access. From the date of this Agreement to the Closing Date, Sellers shall (i) provide Buyer with such information as Buyer may from time to time reasonably request with respect to the Company and the transactions contemplated by this Agreement, (ii) provide Buyer and its officers, counsel and other authorized representatives reasonable access during regular business hours and upon reasonable notice to the properties, books, and records of the Company, or as may otherwise from time to time reasonably request, and (iii) permit Buyer to make such inspections thereof as Buyer may reasonably request.

4.4. Conduct of Business of the Buyer. Between the date hereof and the Closing Date:

(a) Buyer will (i) operate its businesses only in the ordinary course and will inform the Sellers of any material changes or events; (ii) use its best efforts to preserve the business organization of the Buyer as a whole intact; (iii) continue all of the insurance policies in full force and effect; (iv) use its best efforts to keep available until the Closing Date the services of their present officers and key employees; (v) pay its accounts payable and all other obligations in the ordinary course of business; and (vi) use its best efforts to preserve its relationships with its material lenders, suppliers, customers, licensors and licensees and others having material business dealings with it such that the business will not be impaired.

ARTICLE V

COVENANTS RELATING TO THE BUYER SHARES AND LOAN SHARES

    Restriction. None of the Buyer Shares or Loan Shares acquired hereunder, nor the shares resulting from the exercise of the Warrants, may be sold, transferred or otherwise disposed of (any such sale, transfer or other disposition, a "sale"), except in compliance with (i) United States Federal Securities laws (which generally provide for a 12 month waiting period before sales of restricted securities), (ii) state blue sky laws and (iii) this Article V.

5.2 Legend on Shares. Each certificate representing the Buyer Shares and Loan Shares shall be stamped or otherwise imprinted on its face with a legend in the following form:

"The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be sold, transferred, pledged, hypothecated or otherwise disposed of in the absence of (1) an effective Registration Statement under the securities act, (2) to the extent applicable, an exemption pursuant to Rule 144 under Securities Act (or similar rule under the Securities Act relating to the disposition of securities) or (3) an opinion of counsel, if such opinion shall be reasonably satisfactory to counsel for issuer, that an exemption from registration under the Securities Act is available. The Shares have been acquired for investment and may not be sold, transferred or otherwise disposed of except in compliance with the Securities Act."

ARTICLE VI

REGISTRATION RIGHTS

6.1. Definitions. As used in this Agreement, the term (A) "Registrable Securities" means (i) the Buyer Shares and Loan Shares issued hereunder; (ii) the shares resulting from the exercise of the Warrants and (iii) any securities which may be issued with respect to shares acquired or exercised by the Sellers hereunder by way of bonus shares, share splits or share conversions on account of the Buyer Shares, Loan Shares and shares resulting from the exercise of the Warrants; the term "Securities Act" means the U.S. Securities Act of 1933, as amended; the term "registration" means registration under the Securities Act; and the term "Commission" means the U.S. Securities and Exchange Commission; and (B) "Underwritten Offering" means a registration in connection with which securities are sold to an underwriter for re-offering to the public pursuant to an effective Registration Statement.

6.2. Registrable Securities. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when they have been effectively registered under the Securities Act and/or any other applicable securities law, although they will again become Registrable Securities if later deregistered.

6.3. Registration. No later than two weeks from the Closing the Buyer shall start to prepare a Registration Statement on Form F-3 with respect to all of the Registrable Securities (the "Registration Statement"). The Buyer will file the Registration Statement with the Commission within four months after the Closing and shall make its best efforts to have such registration Statement declared effective by the Commission as soon as practicable thereafter. The Buyer agrees to use its best efforts to keep the Registration Statement continuously effective for a period of 36 months following the date on which the Registration Statement is initially declared effective or such shorter period as will terminate when all of the shares covered by the Registration Statement have been sold pursuant to the Registration Statement. The Buyer further agrees, if necessary, to supplement or amend the Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Buyer for such Registration Statement or by the Securities Act or by any other rules and regulations there under for registration.

The Buyer shall not be required to keep the Registration Statement effective between March 15 and June 30 of each year. The Buyer shall (i) notify each Seller in writing at least 30 business days in advance, if the Registration Statement's effectiveness is to be suspended and (ii) immediately notify each Seller upon the Registration Statement becoming effective again.

    No Seller may participate in any Underwritten Offering hereunder unless such Seller (i) agrees to sell its Registrable Securities on the basis provided in any underwriting agreements entered into in connection therewith and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other customary documents required under the terms of such agreements.

    Registration Expenses. The Buyer shall bear and be responsible for all registration expenses incurred in connection with the transactions described herein. Registration expenses include all expenses incident to the Buyer's performance of or compliance with this Agreement, including without limitation expenses incurred in connection with the preparation of a prospectus. Notwithstanding the foregoing, however, all underwriters' discounts and commissions in respect of the sale of Registrable Securities shall be paid by the Sellers, pro rata in accordance with the number of shares sold in the offering, and the Sellers shall bear the expense of their legal counsel, if separate from the Buyer's legal counsel.

    The Buyer undertakes not to register for trade, prior to the registration of the Registrable Securities, any shares to be issued after the date of this Agreement.

    The Buyer will keep each Seller advised in writing as to the initiation of such registration and as to the completion thereof. At its expense, the Buyer will:

      Furnish to the Sellers such numbers of copies of the Registration Statement in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

      Notify each Seller of Registrable Securities covered by the Registration Statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act or the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

    Indemnification.

      The Buyer will indemnify each Seller, each of such Seller's officers, directors and partners, and each person controlling such Seller, and each underwriter, if any, and each person who controls any underwriter, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement of a material fact contained in any prospectus, offering circular or other document (including any related Registration Statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Buyer of the Securities Act including any rule or regulation thereunder applicable to the Buyer relating to action or inaction required of the Buyer in connection with any such registration, qualification or compliance, and will reimburse each such Seller, each of its officers, directors and partners, and each person controlling such Seller, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, provided that the Buyer will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission so made in strict conformity with written information furnished to the Buyer by such Seller or underwriter, if any, and stated to be specifically for use therein, and provided further that the Buyer will not be liable in any such case if a settlement was effected without the prior written consent of the Buyer, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Sellers, the underwriter, or any controlling person of the Sellers or the underwriter, and regardless of any sale in connection with such offering by the Sellers. Such indemnity shall survive the transfer of the securities by a Seller.

      Sellers Indemnity. The Sellers shall indemnify and hold harmless the Buyer, any underwriter for the Buyer and each person, if any, who controls the Buyer or such underwriter, from and against any and all losses, damages, claims, liabilities, costs or expenses (including any amounts paid in any settlement effected with the selling shareholder's consent) to which the Buyer, any such underwriter or any such controlling person may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based on (i) any untrue statement of any material fact contained in the Registration Statement or included in the prospectus, as amended or supplemented, or (ii) the omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and the Sellers will reimburse the Buyer, any such underwriter and each such controlling person of the Buyer or any such underwriter, promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; in each case to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Sellers to the Buyer specifically for inclusion in the Registration Statement or prospectus and that such information was reasonably relied upon by the Buyer for use in the Registration Statement, prospectus or to the extent that such information related to the Sellers or the Sellers' proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by the Sellers expressly for use in the Registration Statement, form of prospectus (it is hereby clarified that the indemnification liability detailed herein shall only apply to such Seller/s who provided such untrue statements or omitted to include certain information as detailed in subsection (i) and (ii) above); provided, however, that the indemnity shall not apply to amounts paid in settlement of any losses if such settlement is effected without the prior written consent of the Sellers. In no event shall the liability of any Seller hereunder be greater in amount than the dollar amount of the net proceeds received by the Sellers upon the sale of the Registrable Securities giving rise to such indemnification obligation; and in case that no sale of Registrable Securities occurred, then the liability shall not exceed the average value of the securities within the first three months after the registration.

    Information by Seller. Each Seller shall furnish to the Buyer such information regarding such Seller, the Registrable Securities held by it and the distribution proposed by such Seller as the Buyer may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

    Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may permit the sale of the Restricted Securities to the public without registration, the Buyer agrees to:

      Make and keep public information available as those terms are understood and defined in Rule 144 under the Securities Act;

      File with the Commission in a timely manner all reports and other documents required of the Buyer under the Securities Act and the Exchange Act;

      So long as a holder of Registrable Securities owns any Restricted Shares (i.e. shares required to bear a legend restricting their transferability), furnish to such holder forthwith upon request a written statement by the Buyer as to its compliance with the reporting requirements of Rule 144, and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Buyer, and such other reports and documents so filed as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a holder to sell any such shares without registration.

    Transfer or Assignment of Registration Rights. Any of the Sellers may assign its rights to register Registrable Securities pursuant to this Agreement to a transferee of all or any part of its Registrable Securities, on condition that such transferee shall fully undertake and comply with all limitations and obligations set herein. The transfer shall be effective only if (i) within twenty (20) days after such transfer, the transferor or transferee furnishes the Buyer with written notice of the name and address of such transferee and the securities with respect to which such registration rights are being assigned, and (ii) the transferee provides the Buyer with its written agreement to be bound by this Agreement.

ARTICLE VII

CONDITIONS TO BUYER'S OBLIGATIONS

The obligations of Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing Date of all of the following conditions, except such conditions as Buyer may waive:

7.1 Representations, Warranties and Covenants of Sellers. Sellers shall have complied in all material respects with all of its agreements and covenants contained herein required to be complied with at or prior to the Closing Date, and all the representations and warranties of Sellers contained herein shall be true on and as of the Closing Date with the same effect as though made on and as of the Closing Date. As a pre-condition to Closing Buyer shall have received a certificate executed by the Sellers, and dated as of the Closing Date, certifying as to the fulfillment of the conditions set forth in this Section 7.1.

7.2 Further Action. All action (including notifications and filings) that shall be required to be taken by Sellers in order to consummate the transactions contemplated hereby shall have been taken and all consents, approvals and authorizations that shall be required in order to enable Sellers to consummate the transactions contemplated hereby shall have been duly obtained.

7.3 No Governmental or Other Proceeding. No order of any court or governmental or regulatory authority or body which restrains or prohibits the transactions contemplated hereby shall be in effect on the Closing Date and no suit or investigation by any government agency to enjoin the transactions contemplated hereby or seek damages or other relief as a result thereof shall be pending or threatened as of the Closing Date.

7.4 Sellers shall obtain the Company's employees' consents to the exchange of options as above detailed and the Income Tax Authorities approval for the options exchange.

ARTICLE VIII

CONDITIONS TO SELLERS' OBLIGATIONS

The obligations of Sellers to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the closing Date of all of the following conditions, except such conditions as Sellers may waive:

8.1 Representations, Warranties and Covenants of Buyer. Buyer shall have complied in all material respects with all of its agreements and covenants contained herein required to be complied with at or prior to the Closing Date, and all the representations and warranties of Buyer contained herein shall be true on and as of the Closing Date with the same effect as though made on and as of the Closing Date. As a pre-condition to Closing Buyer shall have received a certificate executed by the Buyer, and dated as of the Closing Date, certifying as to the fulfillment of the conditions set forth in this Section 8.1.

8.2 Further Action. All action (including notifications and filings) that shall be required to be taken by Buyer in order to consummate the transactions contemplated hereby shall have been taken and all consents, approvals and authorizations that shall be required in order to enable Buyer to consummate the transactions contemplated hereby shall have been duly obtained.

8.3 No Governmental or Other Proceeding. No order of any court or governmental or regulatory authority or body which restrains or prohibits the transactions contemplated hereby shall be in effect on the Closing Date and no suit or investigation by any government agency to enjoin the transactions contemplated hereby or seek damages or other relief as a result thereof shall be pending or threatened as of the Closing Date.

8.4 Buyer shall obtain the following required approvals and consents:

(i) Approval of the Board of Directors of the Buyer to the issuance of the Buyer Shares, Warrants and Loan Shares and the increase of the share capital of the Buyer and any other required corporate approvals according to US and Israeli law.

(ii) Approval of the Office of the Chief Scientist and Investment Center.

    Approval of the Anti-Trust Controller, if required.

    Approval of the Ministry of Communication.

    DBSI shall enter into the agreement in the form attached hereto as Annex G.

    Approval of Bank Ha'Poalim B.M. to specify the Guarantees to specific loans and to cancel the Guarantees in accordance with an agreed upon repayment schedule of such loans.

ARTICLE IX

RELEASE OF SELLERS & RUN OFF INSURANCE POLICY FOR FORMER DIRECTORS

    Conditioned upon the occurrence of the Closing of the transactions contemplated hereunder, each of the Sellers hereby agrees and confirms that he or it has no demands and/or claims against the Company, including but not limited to demands and/or claims regarding any repayment of any debentures and/or convertible loans, and the Buyer hereby confirms that each of them shall have no demands and/or claims against any of the Sellers, including but not limited to demands and/or claims regarding any repayment of any debentures and/or convertible loans relating to the Company.

    The Buyer undertakes to maintain a run-off insurance policy for the directors of the Company in office immediately prior to this Agreement.

    The Buyer hereby waives any claim and/or demand against any and all of the directors and/or officers of the Company as of the date hereof, in connection with their position as directors and/or officers, as applicable, of the Company. In addition, the Buyer hereby waives any claims and/or demands against the Sellers in their position as shareholders of the Company.

ARTICLE X

TERMINATION PRIOR TO CLOSING

This Agreement may be terminated at any time prior to the Closing by either the Buyer or the Sellers in the event that the average closing price of one share of the Buyer during the period commencing March 3, 2004 until the Closing Date is lower than $0.15 or higher than $0.85. In the event of termination this Agreement shall be null and void.

ARTICLE XI

MISCELLANEOUS

11.1 Entire Agreement. This Agreement constitutes the sole understanding of the parties with respect to the subject matter hereof. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

11.2 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

    Headings. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

    Taxation. Each Party shall bear the payment of any tax or levy, should such payment apply to the Party, pursuant to the provision of any law, in its status of transferor or transferee, depending on the case. Without derogating from the foregoing, each Seller, alone, will be responsible for payment of any capital gains tax, if any, which may apply as a result of (i) the transfer and sale of the Shares, and (ii) the issuance of Buyer Shares, Warrants and Loan Shares by the Buyer, as contemplated herein.

    No Waiver. No action taken pursuant to this Agreement will be deemed to constitute a waiver by the party taking any action of compliance with any representation, warranty or agreement contained herein. The waiver by any party hereto of any condition or of a breach of any other provision of this Agreement will not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party of any of the conditions precedent to its obligations under the Agreement will not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

    This Agreement, which is signed by all of the Sellers, shall also be deemed as a waiver from each of the Seller to the other Sellers, of the right of first refusal, which it may have been entitled with respect of any sale of the Company's Shares by the other Sellers, pursuant to the Shareholder Agreement dated October 16, 2000.

11.7 No Broker. Each of the Parties represents, as to itself, its subsidiaries and its affiliates, that no agent, broker, investment banker or other firm or person is or shall be entitled to any broker's or finder's fee or any other commission or similar fee in connection with this Agreement.

11.8 Notices. Any notice, request, instruction or other document (each, a "notice") to be given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, if to Sellers to: in accordance with Annex A

if to Buyer to: Nexus Telocation Systems Ltd.

1 Korazin Street, Givatayim
Attention: Arik Avni, CEO

with a copy to: Yigal Arnon & Co.,

1 Azrieli Center, Tel Aviv
Attention: Orly Tsioni, Adv.

11.9 Further Assurances. From and after the Closing Date, each party, at the request of the other party and at the requesting party's expense, will each take all such action and deliver all such documents as shall be reasonably necessary or appropriate to confirm and vest title to the Shares in Buyer and the Buyer's Shares in Seller and otherwise enable Buyer and Seller to enjoy the respective benefits contemplated by this Agreement.

11.10 Governing Law and Jurisdiction. The validity, performance and enforcement of this Agreement and any agreement entered into pursuant hereto, will be governed solely by the Laws of the State of Israel and the applicable courts in the Tel Aviv - Jaffa district shall have exclusive jurisdiction.

11.11 Public Announcements. Sellers and Buyer shall consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any public statement prior to such consultation, except to the extent required by law.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf as of the date first above written.

NEXUS TELOCATION SYSTEMS LTD. By: Title: Name:	PELEPHONE COMMUNICATIONS LTD. By: Title: Name:
CLAL INFORMATION TECHNOLOGIES LTD. By: Title: Name:	POLAR COMMUNICATIONS LTD. By: Title: Name:
M. VERTHEIM (HOLDINGS) LTD. By: Title: Name:	ERDINAST - BEN NATHAN TRUSTEES LTD. By: Title: Name:
DROR GOLDMAN LTD. By: Title: Name:	GADI AVIRAM LTD. By: Title: Name:
I. BRANDES LTD. By: Title: Name:

ANNEX A
Name of Seller & Address	Company's Shares Transferred	Buyer Shares	Warrants	Loan Shares	Guarantee Shares (and equal number of options)	Total shares of Buyer to be issued
Pelephone Communications Ltd. 33 Itzhak Rabin St., Givatayim	5,091	9,542,283	6,609,219	2,053,381	(1,677,334)	16,527,549
Clal Information Technologies Ltd. 3 Azrieli Center, 44th Floor, Tel Aviv	4,552	8,531,924	5,909,419	3,302,934		17,744,277
Polar Communications Ltd. 21 Ha'arbah St., Tel Aviv	4,552	8,531,924	5,909,419	3,262,200		17,703,543
M. Vertheim (Holdings Ltd.) c/o Soft Drinks Production Co., 129 Khaneman St., Bnei Brak	4,191	7,855,794	5,441,116	1,625,932	(1,447,111)	13,475,731
Erdinast - Ben Nathan Trustees Ltd. 25 Nachmani St., Tel Aviv	499	935,518	647,963	185,640	(164,444)	1,604,677
Dror Goldman Ltd. 21 Tushiya St., Tel Aviv	67	125,588	86,985			212,573
Gadi Aviram Ltd. 21 Tushiya St., Tel Aviv	67	125,588	86,985			212,573
I. Brandes Ltd. 21 Tushiya St., Tel Aviv	67	125,588	86,985			212,573

Exhibit 15

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAW, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT COVERING THIS WARRANT AND/OR SUCH SECURITIES, OR THE HOLDER RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THE WARRANT AND/OR SUCH SECURITIES SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE OR FOREIGN LAW.

WARRANT TO PURCHASE ORDINARY SHARES

Nexus Telocation Systems Ltd., an Israeli Company (the "Company"), hereby grants to Clal Information Technologies Ltd. (the "Holder"), the right to purchase from the Company 5,909,419 Ordinary Shares of the Company, nominal value NIS 0.03 (the "Ordinary Shares"), subject to the terms and conditions set forth below, effective as of June 27, 2004 (the "Effective Date").

  Number of Ordinary Shares Available for Purchase

  This Warrant may be exercised to purchase up to 5,909,419 Ordinary Shares having an aggregate exercise price in the amount of two hundred sixty thousand fourteen U.S. Dollars and forty four Cents ($260,014.44) (the "Exercise Amount"), at an exercise price per each Ordinary Share as set forth in Section 2 below, subject to adjustments under Section 7 of this Warrant (the "Warrant Shares").

  Exercise Price

  The exercise price for each Warrant Share purchasable hereunder shall be equal to 4.4 US Cents ($0.044), subject to adjustments under Section 7 of this Warrant (the "Warrant Price").

  Term

  This Warrant may be exercised, in whole or in part, at any time during the period beginning on the Effective Date and until the earlier of (i) April 6, 2006; or (ii) a merger or consolidation of the Company into any other corporation or corporations where the Company is not the surviving entity, or the sale of substantially all of the assets of the Company, in which the shareholders of the Company hold less than thirty-three percent (33%) of the outstanding voting power of the successor or surviving corporation immediately following such consolidation, merger, sale of assets or reorganization (an "M&A Transaction") (the "Exercise Period").

  Exercise of Warrant

  This Warrant may be exercised in whole or in part on one or more occasions during the Exercise Period. The Warrant may be exercised by the surrender of the Warrant to the Company at its principal office together with the Notice of Exercise annexed hereto duly completed and executed on behalf of the Holder.

  a. Exercise

  To exercise this Warrant, the Notice of Exercise must be accompanied by payment in full of the amount of the aggregate Exercise Amount of the Warrant Shares being purchased upon such exercise in immediately available funds.

  b. Issuance of Shares on Exercise

  The Company agrees that the Warrant Shares so purchased shall be issued as soon as possible after receipt of the Notice of Exercise and payment of the exercise price and the Holder shall be deemed the record owner of such Warrant Shares as of and from the close of business on the date on which this Warrant shall be surrendered, together with payment in full as required above. In the event of a partial exercise, in accordance with Section 4 above, the Company shall concurrently issue to the Holder a replacement Warrant on the same terms and conditions as this Warrant, but representing the number of Warrant Shares remaining after such partial exercise.

  c. Mandatory Exercise

  A majority in interest of the Purchasers (the "Majority Purchasers") under the Share Purchase Agreement, dated March 13, 2003 between the Company and certain investors (the "Agreement") may submit as of May 1, 2005 and during the Exercise Period a notice to the Holder that the Majority Purchasers have elected to exercise within fourteen (14) days from the date of such notice all the Warrant Shares under the warrants granted to them in connection with the Agreement and to the Sellers under the Share Exchange Agreement dated April 25, 2004, or a certain portion of such Warrant Shares and that the Holder is required to exercise equal portion of Warrants Shares under this Warrant (the "Mandatory Exercise"). If the Holder has failed to comply with the requirements of the Mandatory Exercise within the appointed time thereof, then this Warrant shall immediately terminate and expire with respect to that portion of Warrant Shares which is equal to the portion exercised by the Majority Purchasers under such Mandatory Exercise (i.e., if the Majority Purchasers elected to exercise fifty percent (50%) of their warrants, then upon failure to comply with the Mandatory Exercise fifty percent (50%) of the Warrant Shares shall terminate and expire). It is hereby agreed that the Mandatory Exercise provisions herein detailed shall apply only after registration for trade of the Warrant Shares.

  Fractional Interest

  No fractional shares will be issued in connection with any exercise hereunder, but in lieu of such fractional shares the Company shall make a cash payment therefor upon the basis of the current market price of such shares then in effect as determined in good faith by the Company's Board of Directors.

  Warrant Confers No Rights of Shareholder

  Except as otherwise set forth in this Warrant, the Holder shall not have any rights as a shareholder of the Company with regard to the Warrant Shares prior to actual exercise resulting in the purchase of any Warrant Shares.

  Adjustment of Warrant Price and Number of Shares

  The number and kind of securities purchasable initially upon the exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

  a. Adjustment for Shares Splits and Combinations If the Company at any time or from time to time effects a subdivision of the outstanding Ordinary Shares, the number of Ordinary Shares issuable upon exercise of this Warrant immediately before the subdivision shall be proportionately increased, and conversely, if the Company at any time or from time to time combines the outstanding Ordinary Shares, the number of Ordinary Shares issuable upon exercise of this Warrant immediately before the combination shall be proportionately decreased. Any adjustment under this Section 7(a) shall become effective at the close of business on the date the subdivision or combination becomes effective.

  b. Adjustment for Certain Dividends and Distributions In the event the Company at any time, or from time to time makes, or fixes a record date for the determination of holders of Ordinary Shares entitled to receive a dividend or other distribution payable in additional shares of Ordinary Shares, then and in each such event the number of Ordinary Shares issuable upon exercise of this Warrant shall be increased as of the time of such issuance or, in the event such a record date is fixed, as of the close of business on such record date, by multiplying the number of Ordinary Shares issuable upon exercise of this Warrant by a fraction: (i) the numerator of which shall be the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Ordinary Shares issuable in payment of such dividend or distribution, and (ii) the denominator of which is the total number of shares of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed thereof, the number of Ordinary Shares issuable upon exercise of this Warrant shall be recomputed accordingly as of the close of business on such record date and thereafter the number of shares of Ordinary Shares issuable upon exercise of this Warrant shall be adjusted pursuant to this Section 7(b) as of the time of actual payment of such dividends or distributions.

  c. Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time makes, or fixes a record date for the determination of holders of Ordinary Shares entitled to receive a dividend or other distribution payable in securities of the Company other than Ordinary Shares, then in each such event provision shall be made so that the Holder shall receive upon exercise of this Warrant, in addition to the number of Ordinary Shares receivable thereupon, the amount of securities of the Company that the Holder would have received had this Warrant been exercised for Ordinary Shares immediately prior to such event (or the record date for such event) and had the Holder thereafter, during the period from the date of such event to and including the date of exercise, retained such securities receivable by it as aforesaid during such period, subject to all other adjustments called for during such period under this Section and the Company's Articles of Association with respect to the rights of the Holder.

  d. Adjustment for Reclassification, Exchange and Substitution If the Ordinary Shares issuable upon the exercise of this Warrant are changed into the same or a different number of shares of any class or classes of shares, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or shares dividend provided for elsewhere in this Section), then and in any such event the Holder shall have the right thereafter to exercise this Warrant into the kind and amount of shares and other securities receivable upon such recapitalization, reclassification or other change, by holders of the number of shares of Ordinary Shares for which this Warrant might have been exercised immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein and under the Company's Articles of Association. Similar adjustments will be made in the event of a consolidation, merger or reorganization of the Company with or into, or a sale of all or substantially all of the Company's assets, or substantially all of the Company's issued and outstanding share capital, to, any other company, or any other entity or person.

  e. Adjustment of Warrant Price. Upon each adjustment in the number of Ordinary Shares purchasable hereunder, the Warrant Price shall be proportionately increased or decreased, as the case may be, in a manner that is the inverse of the manner in which the number of Ordinary Shares purchasable hereunder shall be adjusted.

  f. General Protection. The Company will not by amendment of its Articles of Association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of its securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder, or impair the economic interest of the Holder, but will at all times in good faith assist in the carrying out of all provisions hereof and in taking of all such actions and making all such adjustments as may be necessary or appropriate in order to protect the rights and economic interest of the Holder against any impairment.

  Representations and Covenants of the Company. The Company represents and warrants as follows:

  a. that all corporate actions on the part of the Company, its officers, directors and shareholders necessary for the sale and issuance of the Warrant and the Warrant Shares and the performance of the Company's obligations hereunder have been taken and are effective as of the date hereof.

  b. All of the Warrants Shares issuable upon the exercise of this Warrant will, upon issuance, be fully paid and nonassessable, and free from all liens, charges, preemptive rights, rights of first refusal and similar rights with respect to the issue thereof.

  Representations and Warranties by the Holder. The Holder represents and warrants to the Company as follows:

  a. The Holder understands that the Warrant and the Warrant Shares have not been registered under the Securities Act, or another comparable law, by reason of their issuance in a transaction exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and that they must be held by the Holder indefinitely, and that the Holder must therefore bear the economic risk of such investment indefinitely, unless the Warrant Shares have been registered for resale under the Securities Act or such resale is exempted from such registration. The Holder is aware of the provisions of Rule 144 promulgated under the Securities Act and its requirements for the resale of the Warrant Shares which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than one year after a party has purchased and paid for the security to be sold, the sale being effected through a "broker's transaction" or in transactions directly with a "market maker" and the number of shares being sold during any three-month period not exceeding specified limitations.

  b. The Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of this Warrant and Warrant Shares purchasable pursuant to the terms of this Warrant and of protecting its interests in connection therewith. The Holder is able to bear the economic risk of the purchase of the Warrant Shares pursuant to the terms of this Warrant including an entire loss of the value of such investment.

  c. The Holder understands that the Warrant and the Warrant Shares have not been registered under the Securities Act, in part, by reason of a specific exemption from the registration provisions of the Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder's representations as expressed herein.

  Restrictive Legend

  The Holder consents to the placement of legend(s) on all securities hereunder as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act.

  Loss, Theft, Destruction or Mutilation of Warrant

  Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of any Warrant, and in case of loss, theft or destruction, of indemnity, or security reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of such Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor and dated as of such cancellation, in lieu of such Warrant.

  Applicable Law; Jurisdiction

  This Warrant shall be governed by and construed in accordance with the laws of the State of Israel as applicable to contracts between two residents of the State of Israel entered into and to be performed entirely within the State of Israel. Any dispute arising under or in relation to this Warrant shall be resolved exclusively in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the exclusive jurisdiction of such court.
Dated: June 27, 2004

NEXUS TELOCATION SYSTEMS LTD.
By: ________________________
Title: ________________________

  NOTICE OF EXERCISE

  To:

  Nexus Telocation Systems Ltd.
  1 Korazin Street
  Givatayim
  Israel

  The undersigned hereby elects to purchase _________ shares of Ordinary Shares of Nexus Telocation Systems Ltd., pursuant to the terms of the attached Warrant, (a) tenders herewith payment of the purchase price for such shares in full.

  In exercising this Warrant, the undersigned hereby confirms and acknowledges the representation under Section 9 of the Warrant and that the shares of Ordinary Shares are being acquired solely for the account of the undersigned and not as a nominee for any other party, or for investment, and that the undersigned will not offer, sell or otherwise dispose of any such shares of Ordinary Shares except under circumstances that will not result in a violation of the Securities Act of 1933, as amended, or any state securities laws.
  Please issue a certificate representing said shares of Ordinary Shares in the name of:

  Please issue a new Warrant for the unexercised portion of the attached Warrant in the name of the undersigned.

(Date)	(Print Name)

(Signature)